Prana Announces $7 million Placement to Fund Research Programs

-Additional Investment from Existing Shareholders -

MELBOURNE, Australia - May 21, 2008 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced it has raised in a private transaction over 7 million (Australian) dollars from existing investors at a price of $0.40 (AUS) a share. Investors include both US and Australian investors.

Geoffrey Kempler, Chairman and CEO of Prana Biotechnology, stated, "The funds will allow us to boost our R&D activities. We are particularly gratified by the increased confidence shown by these investors, who previously invested only six months ago at a value almost 50 percent below today’s level. Since then we have achieved key milestones, including a successful Phase 2a clinical trial of PBT2 and commencement of commercial discussions, as well as the widening of our pipeline opportunities into different indications.”

Funds will be used for the development of the Company’s pipeline in treatments for Alzheimer's and other neurodegenerative diseases, such as Parkinson’s and Huntington’s disease.

"We are progressing discussions with potential pharmaceutical partners and are confident that PBT2, our lead drug for Alzheimer’s disease, offers a very attractive opportunity. A strategic partnership is one way that we can achieve our central goal of advancing the commercialization of PBT2,” Mr. Kempler concluded.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Investor Relations	Media Relations
Leslie Wolf-Creutzfeldt	Ivette Almeida
T: 646-284-9472	T: 646-284-9455
E: lcreutzfeldt@hfgcg.com	E: ialmeida@hfgcg.com